                                                                     EXHIBIT 4.3

                                 FIRST AMENDMENT
                                       TO
                            WOODWARD GOVERNOR COMPANY
                              DEFERRED SHARES TRUST

               WHEREAS, Woodward Governor Company (the "Company") maintains the Woodward Governor Company Deferred Shares Trust (the "Trust"), with Wachovia Bank, N.A. as trustee (the "Trustee"); and

               WHEREAS, it is now deemed desirable to amend the Trust to make certain changes to protect the intent and purposes of the Trust in the event of a change in the Federal tax laws under which the Trust operates;

               NOW, THEREFORE, by virtue and in exercise of the amending authority reserved to the Company and the Trustee under Section 13 of the Trust, the Trust is hereby amended by adding the following new Section 15 to the Trust immediately following Section 14 thereof:

"SECTION 15.   CHANGES IN LAW AFFECTING TAXABILITY OF PLAN BENEFITS.

               (a) OPERATION. This Section 15 shall become operative upon the enactment of any change in applicable statutory law or the promulgation by the Internal Revenue Service of a final regulation or other pronouncement having the force of law, which statutory law, as changed, or final regulation or pronouncement, as promulgated, would cause any Participant to include in his or her federal gross income amounts accrued by the Participant under the Plan prior to the date (an "Early Taxation Event") on which benefits are made available to him or her hereunder due to the existence of this Trust. This Section shall become effective on the date that the amendment to the Trust Agreement adding this Section 15 has been executed by both parties (the "Amendment Effective Date") and shall not impact any assets of the Trust Fund contributed under this Trust prior to the Amendment Effective Date.

               (b) REVOCABILITY. Notwithstanding any other provision of this Trust Agreement to the contrary, upon an Early Taxation Event, the Company and its creditors shall have access to the Trust Fund to the extent, and only to the extent, required to prevent the Participant from being required to include in his or her federal gross income amounts accrued by the Participant under the Plan and for which amounts are held in the Trust prior to the date on which benefits are made available to him or her hereunder. Upon the occurrence of an Early Taxation Event, the Trustee shall separately account for the assets of the Trust Fund that were contributed to the Trust Fund on and after the Amendment Effective Date or, if later, on or after the date on which the making of contributions under this Trust would require taxation to a Participant, and earnings on such contributions. The portion of the Trust Fund held prior to such date shall not be impacted by this Section. If the law only impacts a Participant who has a certain status with respect to the Company, this Section shall apply only to amounts identified by the Company in writing to the Trustee as are intended by the Company to be attributable to Participants in the impacted class."

               IN WITNESS WHEREOF, the undersigned duly authorized individuals have cause this amendment to the Trust to be executed on behalf of the Company and Trustee as of the dates indicated below.

WOODWARD GOVERNOR COMPANY
("COMPANY")


By: /s/Carol J. Manning                            Date: January 27, 2003
   -----------------------------------------            ------------------------
Its: Corporate Secretary
    ---------------------------------------


WACHOVIA BANK, N.A.
("TRUSTEE")


By:  Ronald W. Darby                               Date: February 6, 2003
   -----------------------------------------            ------------------------
Its: Vice President & Assistant Secretary
    ----------------------------------------